3Q 2009 Operating Performance Oct. 14, 2009

^ 3Q '09 Operating Performance ^ Activities & Accomplishments ^ Steel Industry Environment ^ 2009 Business Plan Figures provided in this presentation are based on unaudited financial statements of the Company. Certain contents in this presentation are subject to change during the course of auditing process.

7,076 Production / Sales Crude Steel 7,132 2Q 3Q 7,880 +10.5% (in thousand tons) 6,145 ? 2.5mt/mo sales achieved with increased production & market recovery ? Utilization Ratio(%) : 75(1Q) ^ 85(2Q) ^ 92(3Q) '09.1Q B/F High-mill S T S 5,887 - 258 6,787 18 327 7,305 133 442 Finished Product Sales 7,012 2Q 3Q 7,526 (in thousand tons) 5,955 '09.1Q Domestic Export *Inventory 4,102 1,853 814 4,274 2,738 443 4,819 2,707 451 31.1% 39.0% 36.0% +7.3% * #4BF(G) revamping : Apr.17th ~Jul.20th '09 7,874 '08.4Q '08.4Q Exports 26.3%

Sales by Product ? Sales continue to grow as domestic demand stay strong (in thousand tons) '09.1Q 2Q 3Q Automobile Home Appliance Re-rolling Shipbuilding '09. 1Q 2Q 3Q '09. 1Q 2Q 3Q QoQ Hot Rolled 1,781 1,899 2,170 14.3% Plate 1,156 1,108 1,093 ^1.4% Wire Rod 432 506 514 1.6% Cold Rolled 1,921 2,678 2,843 6.2% Electrical Steel 175 205 220 7.3% S T S 241 308 412 33.8% Others 249 308 274 ^11.0% (%, vs. '08 peak) '09.1Q 2Q 3Q '09.1Q 2Q 3Q '09.1Q 2Q 3Q 64 79 82 86 109 113 62 87 91 82 82 92 Industry Utilization Ratio (Domestic) * #2 Plate (P) renovation : '09 Sept.17th ~ 25th

Revenue 6,344 2Q 3Q 6,851 +8.0% (in bn KRW) 6,471 '09.1Q Income Summary ? Op. income reached KRW 1tn due to rising price & lower raw mat'l cost ? Average export price : U$ 625('09.2Q) ^ U$ 704 ? FY09 raw material usage : Iron Ore 46%('09.2Q) ^ 94%, Coal 54% ^ 96% Op. Income 170 2Q 3Q 1,018 +498.8% 373 '09.1Q Net Income 431 2Q 3Q 1,142 325 '09.1Q 5.8% 2.7% 14.9% OP. Margin 5.0% 6.8% 16.7% Profit Margin +165.0% (in bn KRW) (in bn KRW) * EBITDA 851 679 1,548

Summarized Income Statement (POSCO) 2009 1Q 2009 2Q 2009 3Q 2009 1Q 2009 2Q 2009 3Q QoQ Revenue Revenue 6,471 6,344 6,851 8.0% Gross income (Gross Margin) Gross income (Gross Margin) 656 (10.1%) 451 (7.1%) 1,351 (19.7%) 199.6% - S G & A S G & A 283 280 333 18.9% Operating income (OP. Margin) Operating income (OP. Margin) 373 (5.8%) 170 (2.7%) 1,018 (14.9%) 498.8% - Non-op. income Non-op. income 36 275 188 ^31.6% Interest income Dividend income Equity method gain FX related gain Others ^17 46 121 ^120 6 ^35 3 124 197 ^14 ^23 11 102 123 ^25 - 266.7% ^17.7% ^37.6% - Net income (Profit Margin) Net income (Profit Margin) 325 (5.0%) 431 (6.8%) 1,142 (16.7%) 165.0% - (in billion KRW)

Financial Structure (in billion KRW) ? Liability-to-equity ratio dropped as earnings increase & debt reduced ? Non-current assets grew due to #4BF(G) revamping & STS CRM installation * Changes in debt during '09.3Q - Payback of CP (KRW 370bn) & domestic bond (KRW 200bn) - Payback of short-term loan of foreign currency (USD 105mn) 2009 1Q 2009 2Q 2009 3Q 2009 1Q 2009 2Q 2009 3Q QoQ Assets Assets 37,235 37,638 38,184 1.5% Current 13,267 12,578 12,193 ^3.1% Non-current 23,968 25,060 25,991 3.7% Liabilities Liabilities 9,680 9,329 8,756 ^6.1% Debt 6,960 7,132 6,278 ^12.0% Equity Equity 27,555 28,309 29,428 4.0% ^ Liab./Equity ^ Liab./Equity 35.1% 33.0% 29.8% -

Summarized Statement of Financial Position (POSCO)

(in billion KRW)

	2009 1Q	2009 2Q	2009 3Q	QoQ
Current assets	13,267	12,578	**12,193**	△3.1%
Cash equivalent assets	4,717	5,988	**5,802**	△3.1%
Notes receivable	2,879	2,505	**2,505**	-
Inventory	5,319	3,590	**3,483**	△3.0%
Non-current assets	23,968	25,060	**25,991**	3.7%
Investment securities	8,755	9,325	**9,877**	5.9%
Tangible assets	14,978	15,507	**15,889**	2.5%
Total assets	37,235	37,638	**38,184**	1.5%
Liabilities	9,680	9,329	**8,756**	△6.1%
Current liabilities	3,253	2,939	**2,355**	△19.9%
Non-current liabilities	6,427	6,390	**6,402**	0.2%
Interest bearing debt	6,960	7,132	**6,278**	△12.0%
Equity	27,555	28,309	**29,428**	4.0%
Total liability & Equity	37,235	37,638	**38,184**	1.5%

* Cash equivalent assets: cash & cash equivalents, short-term financial instruments, trading securities

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Consolidated Financial Summary '09.1Q '09.2Q '09.3Q Total 111 110 115 Domestic 37 37 41 Overseas 74 73 74 '08 '09.1Q '09.2Q '09.3Q POSCO Zhangjiagang POSCO SS 8,284 165 219 6,145 128 172 7,132 200 182 7,880 213 213 ? Steel sector revenue & operating income increased No. Consolidated Subsidiaries Consolidated Crude Steel Prod'n (quarter avg.) 2009 1Q 2009 2Q 2009 3Q 2009 1Q 2009 2Q 2009 3Q QoQ I/S Revenue 8,788 8,922 9,431 5.7% I/S OP. Income (Margin) 586 (6.7%) 350 (3.9%) 1,185 (12.6%) 238.6% - I/S Net Income 399 427 1,125 163.5% B/S Assets 47,934 47,632 48,289 1.4% B/S Liabilities 19,707 18,640 18,211 ^2.3% B/S Equity 28,227 28,992 30,078 3.7% (in thousand tons) (in billion KRW)

Revenue Revenue Revenue OP. Income OP. Income OP. Income 2009.1Q 2009.2Q 2009.3Q 2009.1Q 2009.2Q 2009.3Q Steel E & C Energy IT & Others 9,406 1,615 111 144 9,595 1,966 77 142 10,655 1,672 116 148 348 52 24 14 221 95 18 ^2 1,150 70 18 14 Consolidated Consolidated 8,788 8,922 9,431 586 350 1,185 Consolidated Financial Summary Financial Structure by Sector Assets Assets Liabilities Liabilities Equity Equity 2009.2Q 2009.3Q 2009.2Q 2009.3Q 2009.2Q 2009.3Q Steel E & C Energy IT & Others 47,791 6,233 1,302 1,295 48,785 5,985 1,728 1,266 14,868 4,143 714 764 14,649 3,897 1,108 745 32,923 2,090 588 532 34,136 2,088 620 521 Consolidated Consolidated 47,632 48,289 18,640 18,211 28,992 30,078 Income by Sectors * Includes inter-company transactions (in billion KRW) (in billion KRW)

^ 3Q '09 Operating Performance ^ Activities & Accomplishments ^ Steel Industry Environment ^ 2009 Business Plan

3Q Key Activities

- **Facility addition · upgrade for domestic capacity expansion**
  - **Gwangyang #4 BF,** (Apr.17th ~ Jul.20th '09) **& related facilities rationalization**
    - World's first to produce 5mt/yr from a single BF w/ expanded capacity (3,800→5,500㎥)
    - #1 CCL (Mar. ~ Jul.'09), #1 HR (May. ~ Jun.'09), #2 CR (Dec.'08 ~ May.'09)
  - **Pohang new steelmaking plant** (Jul.'08 ~ Jun.'10, Progress 59%)
    - Increase capacity (+1.95mt/yr), improve quality & cost competitiveness
  - **Gwangyang new plate plant,** (Jul.'08 ~ Jul.'10, Progress 51%)
    - Become global No.1 plate producer by adding 2mt/yr capacity

- **Stengthen competitiveness & market base of Stainless Steel division**
  - **Acquisition of Vietnam ASC** (Asia Stainless Corporation) **(Sept.)**
    - Early penetration in Vietnam & secure captive market for STS HRc
      - * ASC: only wide STS CR Mill in Vietnam, capacity upgrade in progress : 30Kt('09) → 85Kt('10)
  - **MOU for strategic alliance signed with 4 STS precision mills**
    - Strengthen market base through R&D cooperation & providing optimized product·service
      - * Poongsan, Korinox, 2 Samsung C&T's overseas subsidiaries

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? Lay foundation for global growth ? Mexico CGL* (POSCO-Mexico) completed (Aug): automotive steel, 400Kt/yr - Expand sales in North & Central America auto market & set up integrated service system ? Japan automotive steel processing center (POSCO-JNPC#2) (Sept): 150Kt/yr - Expand sales to auto & parts makers in Nagoya ^ 41 centers running as of '09.9/E ? Vietnam CR Mill (POSCO-Vietnam) construction completed (Oct. 19th): 1.2mt/yr - Early entrance in Southeast Asia premium steel market 3Q Key Activities ? Establish production · sales base in India ? Progress in India Project (integrated steel mill) - Establish POSCO Foundation to promote community service (Oct.) - Central government pledge to support & expedite the project (Sept.) ? Set up local production base to meet fast-growing automotive steel demand - Construct automotive steel processing center (POSCO-ICPC) (Sept.'09 ~ Apr.'10) - Construct CGL* (Sept.'10 ~ May '12): automotive steel, 450Kt/yr * CGL: Continuous Galvanizing Line

3Q Key Activities

Promote environment-friendly coal-gas business

- **Invest in SNG** (Synthetic Natural Gas) **business**
  - Construct 500Kt/yr SNG plant (~'13) ☞ LNG import subsitute effect 200bn KRW
- **Cooperate with SK Energy in SNG production technology development**
  - MOU for R&D ☞ develop core tech & set base to attract overseas plant construction
    * SKE: coal gasification, POSCO: SNG synthesizing

SNG* Production Line


Steam
Coal
Oxygen
Gasify
Synthetic Gas
(CO+H_2)
Refine
Synthesis
SNG

* SNG: clean-energy w/ equal component of LNG, produced from low-cost coal through gasfication, refinement, and synthesis stages

JV in advanced material, Titanium business

- **Found JV with Kazakhstan UKTMP: POSCO 50%, UKTMP 50%**
  - Construct Titanium Slab plant in Kazakhstan (to be completed in '12)
  - Produced Slabs to be processed into finished product in Pohang HR, STS plant
    ☞ Establish integrated production line of Titanium plate (currently all being imported)

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3Q Key Activities

Continue cost savings acitivity

- **Cost savings in '09 (cumulative) : 1,127.3bn KRW (Progress 87%)**
  - Key Activities : expand use of cheaper raw material and by-products, etc.



Cost Savings Results & Target
(in bn KRW)
1,112.1
828.7
738.2
1,295.5
(Target)
1,127.3
(Result)
2006
2007
2008
2009
Energy/Others
82.5
Outsourcing
70.5
Maintenance
131.2
Raw Material
843.1

R&D to secure technology leadership

- **World's first to develop 590MPa outer-panel automotive steel**
  - Intensity 70% ↑ , weight 20% ↓ ☞ improve fuel efficiency & reduce CO2 emission
- **Exhibition of high-function-auto-steel at Toyota: strengthen local sales base**
  - Introduce POSCO exclusive next-generation-steel (AHSS*, TWIP*,etc.) & EVI partnership

* AHSS (Advanced High Strength Steel), TWIP (Twinning Induced Plasticity)
EVI (Early Vendor Involvement) : develop & supply optimized auto steel by early vendor involvement in steel production process

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Subsidiaries' Business Activities

Steel

- **POSCO SS, acquired 10% equity in Vietnam VPS* (Aug.)**
  - Strengthen responsibility mgmt. & maximize synergy with projects in Vietnam
  - *VPS(VSC-POSCO Steel): JV in Vietnam producing wire rods, long products (change in POSCO equity 40% → 50%)
- **POSCO C&C, expand sales of new-functional product: 9Kt('08) → 26('09)**

E&C

- **POSCO E&C IPO**
  - Offering: 8,987K shares (POSCO: sales of existing 4,730K shares, E&C: issue 4,257K new shares)
  - Eligibility approval (Sept.10th), pricing (Oct.19th), subscription (Oct.21st~22nd), listing (Oct.30th)
  - * Change in POSCO equity : 89.5% → 64.9%

Energy (POSCO Power)

- **Continue power plant expansion : 1,200MW in 1st stage (progress 33%)**
- **Accelerate Fuel-Cell business**
  - Seoul City to adopt 600MW(Jul.), transfer of stack tech. from US FCE in progress

I T (POSDATA)

- **Public & construction sector**: auto fee collect system in #9 subway, etc.
- **Steel & manufacturing sector** : Hysco's integrated prod'n mgmt. sys. etc.

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^ 3Q '09 Operating Performance ^ Activities & Accomplishments ^ Steel Industry Environment ^ 2009 Business Plan

Global Steel Market ? Crude steel prod'n growth accelerate as global demand enters recovery ? De-stocking complete in developed countries & steel consuming industry recover ? While developed countries show uptrend, China show price adjustment ? US/EU price continue rising for last 4months, exceeding price in China Jan.'09 Feb Mar Apr May Jun Jul Aug ??? 20.5 19.8 20 19 21.4 22.4 23.9 24.3 ?? 41.2 40.4 45.1 43.4 46.5 49.4 50.7 52.3 RoW 25 25 27 26.6 27.8 27.8 29.3 29.9 ?? 86.7 85.2 92.1 89 95.7 99.7 103.9 106.5 *Source : CRU, mysteel (Sept.'09) *Source : worldsteel (Sept.'09) (in million tons) Jan.'09 Feb Mar Apr May Jun Jul Aug Sep ?? 519 462 444 447 448 486 525 507 473 ?? 573 551 529 474 452 441 529 573 639 EU 556 524 488 477 524 524 556 596 635 (US$/ton) E.U. China U.S Developed Country China World Regional HRc Spot Price Others U.S Japan Germany 8.5 (Jan.'09) ^ 5.6 (Aug.) 5.8 (Jan.'09) ^ 4.7 (Aug.) 1.5 (Jan.'09) ^ 1.1 (Aug.) Gobal Crude Steel Production *Source : MSCI, JISF, CRU (Sept.'09) Inventory Trend by Region (in million tons)

1Q08 2Q 3Q 4Q 1Q09 2Q 3Q 4Q ????? 7.2 10.9 11.1 17.2 31 30.2 1.4 -11.5 -0.7 -2.6 0 1.6 -4.5 -34 -24.5 -24.9 -36.7 -20.5 -4.6 -14.1 -23.6 -18.7 -13.6 -9.8 ???? 101.9 102.1 102.4 102.6 102.6 102.6 102.7 102.7 102.7 102.5 102 101.2 100.1 98.5 96.6 94.7 93.1 92.2 91.9 92.5 93.6 94.9 96.4 98 ?? 26.6 32.1 40.9 42.4 49 65.3 66.5 46.3 17.9 -11.2 -14.3 -17.5 -11.1 -30.2 -34 -37.7 -38.2 -36.4 -31.1 -31.6 China Steel Market ? Strong demand to continue in 2H with stimulus package effect ? Consuming industry to keep grow w/ fixed asset investment & demand stimulus plan ? Expect price recovery after 4Q as industry leading indicator show positive signs *Source : mysteel (Sept.'09) *Source : mysteel, OECD (Sept.'09) (US$/ton) Shanghai Guangzhou China OECD Leading Indicator (Right) Composite Leading Indicator HRc Spot Price in China ? Price adjustment due to high inventory but further price decline limited ? Drop in spot price slows down in September after sharp decline in August ? High raw material spot price limits further decline 1Q08 2Q 3Q 4Q 1Q09 2Q 3Q 4Q HRc Price Increase Ratio (Left) China Inventory Cycle (Right) (%) 7/3/2009 7/10/2009 7/17/2009 7/24/2009 7/31/2009 8/7/2009 8/14/2009 8/21/2009 8/28/2009 9/4/2009 9/11/2009 9/18/2009 9/25/2009 10/2/2009 ?? 453 453 463 482 494 541 513 476 476 469 458 453 438 438 ?? 482 488 500 517 525 557 538 507 507 494 488 476 473 473

Global Steel Market Outlook ? Visible recovery expected from '10 in key industries & global economy ? Developed countries turned postive growth while emerging mkt. show solid growth '09.1Q 2Q 3Q 4Q '10.1Q 2Q 3Q 4Q U.S -3.3 -3.9 -2.4 -0.4 1.7 2.4 2.0 2.1 China 6.1 7.9 8.5 9.3 10.0 10.5 10.0 9.9 * Source : Global Insight (Sept.'09) ? Less-than-expected decline of '09 demand, '10 to recover to '08 level ? Visible recovery from '10 mainly from key industries in developed countries ? Demand growth to continue in emerging countries (China, India, etc.) 2008 2009 2010 2008 2009 2010 YoY Developed Mkt. 355 235 270 15% BRIC 553 626 663 6% Emerging Mkt. 115 104 114 10% World 1,207 1,107 1,206 9% Global Steel Demand Outlook * Source : worldsteel (Oct.'09, Developed: US·EU·Japan, Developing: M.E.·Africa·ASEAN6) (in million tons) GDP Growth (QoQ) (%)

Domestic Steel Market Outlook ? '10 steel demand to increase by 16% as consuming industry improve ? Expect less export & more import despite higher flat product (HR,Plate,etc) prod'n (in thousand tons) (in thousand tons) 2008 2009 2009 2010 2010 2010 2010 (in thousand tons) (in thousand tons) 2008 2H 1H 2H YoY Domesitc Domesitc 58,571 26,109 46,107 25,079 28,272 53,350 15.7% Export Export 20,787 10,568 20,192 9,747 9,687 19,434 -3.8% Production Production 64,357 30,007 55,444 29,377 31,865 61,242 10.5% Import Import 15,001 6,670 10,855 5,449 6,094 11,542 6.3% Includes Semi-products 29,653 11,102 19,652 10,273 10,583 20,856 6.1% * Source : POSRI(Sept.'09) Domestic Supply & Demand Outlook Domestic Consuming Industry Outlook Auto Ship- building Con- struction ? Gradual recovery w/ stimulus plan in domestic mkt & global economy recovery ? Auto production(in thousands units): 1,761(2H'09) ^ 1,570(1H'10) ^ 1,810(2H'10) ? Despite long backlog, production to drop with delivery delay & cancellation ? Shipbuilding(in million GT) : 15.2(2H'09) ^ 14.5(1H'10) ^ 14.6(2H'10) ? Maintain solid growth with continued SOC investment thorugh 2H ? Construction(in trillion KRW) : 87(2H'09) ^ 78(1H'10) ^ 90(2H'10)

Coal Iron Ore Raw Material ? BHP & some mills adopt new price sys. - Large Asian mills prefer benchmark price ? Spot price rise as industry recovers - Spot (FOB) : U$57 (May.'09) ^ U$72 (Oct.'09) * FY09 Benchmark price: U$62/ton (Fe 63.5%) ? Tight supply with growing demand - FY10(f): UBS, GS+20%, CRU+12% (Sept.'09) ? Rising price with demand recovery - Spot : $115/t (Feb.'09) ^ $160~175/t (Sept.'09) * FY09 Benchmark price: $129/ton - Sharp increase of demand in China · Import : 3.0mt ('08) ^ 29mt ('09F) ? Tight supply expected until ~ '12 - Import to China & infrastructure expansion in Austrailia to play key role - FY10(f)(Sept.'09) : GS +39%, Citi +55% * Source : Macquarie Research (Sept.'09, Seaborne Trade) 2008 2009 2010 2011 2012 Demand (a) Demand (a) 848 885 1,018 1,130 1,222 China 438 602 655 743 816 Supply (b) Supply (b) 928 888 966 1,040 1,103 (b) - (a) (b) - (a) 80 3 ^52 ^90 ^119 (in million tons) Iron Ore Outlook 2008 2009 2010 2011 2012 Demand (a) Demand (a) 223 206 225 246 261 China 3 29 20 26 29 Supply (b) Supply (b) 223 203 225 243 258 (b) - (a) (b) - (a) - ^3 - ^2 ^3 (in million tons) Coal Outlook * Source : Macquarie Research (Sept.'09, Seaborne Trade)

Nickel & Chrome Market Trend ? Overseas - China: Weak price & demand as distributors liquidate inventory in concern of monetary contraction - Europe: Mills remain 80~90% utilization w/ growing order ? Domestic - Recovery mainly from auto & appliance sector - Order delays due to declining Ni price & China STS market condition ^ Demand to show seasonal recovery in 4Q ? Nickel - Upturn until August due to improving economy & rising STS prod'n, but currently under correction ^ Expect floor price at U$17K/t during 4Q due to growing demand with economy recovery ? Chrome - Spot price fell as oversupply concern rise with STA mills cutting production ^ Further drop limited with higher production cost '08.6 8 9 10?1? 10?2? 10?3? 10?4? 11?7? 11? 14? 11?20? 12? 4? 12? 12? 12? 19? 12 1? 9? 1? 16? 1? 23? '09.1 2? 6? 2? 12? 2? 19? 2 3? 5? 3? 6? 3? 19? 3 4 5 6 7 8 9.11 ?? 4176 3792 3920 3523 3611 3434 3409 3308 3207 2687 2666 2645 2708 2316 2220 2450 2450 2350 2350 2303 2303 2200 2200 2150 1970 1972 2063 2050 1914 1882 2010 2307 2611 2860 3270 ?? 3460 3420 3340 3124 3044 2778 2440 2227 2349 2278 2303 2303 2277 2267 2242 2224 2190 2185 2150 2137 2137 2070 2050 2036 2024 1987 1912 1924 1932 2079 2206 2444 2553 2980 2580 ?? 4082 4220 3840 3580 3380 3000 3100 2910 2770 3025 2880 2580 2580 2541 2531 2767 2805 2766 2696 2682 2533 2509 2438 2463 2353 2264 2236 2390 2390 ?? 4500 4100 3850 3800 3800 3800 3800 3450 3450 3450 3450 3200 3200 3370 3333 3333 3333 3333 3055 2722 2632 2598 2500 2449 2449 2449 2471 (U$/ton) Aug.'08 Dec. Apr.'09 Sep. 3,920 3,340 2,450 3,270 2,190 2,580 China Europe 1,880 2,080 Price by Region Stainless Steel Market * Source : Macquarie (Jul.'09), CRU(Aug.'09) (in thousand tons) 2008 2009 2010 2011 Ni. Demand(a) 1,284 1,218 1,285 1,400 Ni. Supply(b) 1,372 1,227 1,304 1,425 Ni. (b) - (a) 88 9 19 25 Cr. Demand(a) 6,727 6,588 7,421 8,569 Cr. Supply(b) 7,267 5,945 7,973 8,968 Cr. (b) - (a) 547 ^644 552 399 Global S/D Forecast

^ 3Q '09 Operating Performance ^ Activities & Accomplishments ^ Steel Industry Environment ^ 2009 Business Plan

The data above represents company's internal objects, thus should not be used as a basis for investment decisions 2009 Business Plan * Investment: CAPEX (KRW 4.5tn), Overseas/Raw Material (1.0tn), Energy/NewBusiness (150bn), Growth (1.6tn) 2008 2009 2008 2009 4Q • Crude Steel Production 33.1 29.5 8.4 - Consolidated 34.7 31.0 8.7 • Finished Product Sales 31.2 28.3 7.8 • Revenue 30.6 27.1 7.4 - Consolidated 41.7 38.0 10.9 • Operating Income 6.5 3.2 1.7 - Consolidated 7.2 3.8 1.7 • Investment 4.9 7.3* 4.2 (in million tons, tn KRW) ? 30mt of crude steel production, 3tn KRW of operating income

3Q 2009 Operating Performance Oct. 14, 2009